WESTCHESTER CAPITAL MANAGEMENT, LLC

The Merger Fund VL

Fund Snapshot as of March 2011

Fund Information	Current Performance
Inception:	May 26, 2004	Phone:	(914) 741 - 5600

Total Fund Assets:	USD 15.9 million	Address:	100 Summit Lake Drive	In March, the Fund returned 1.6%, equivalent to 3.0% YTD,
			Valhalla, NY 10595	and 7.7% annualized since inception.
Total Strategy Assets:	USD 4.6 billion
The Merger Fund VL (the “Fund”) is a merger arbitrage fund which principally invests in publicly announced mergers, acquisitions, takeovers and other corporate  reorganizations, with the goal of profiting from the timely completion of these transactions.  In each case, we purchase these securities at a discount to their  expected value upon completion of the transaction, and employ a variety of hedging strategies to limit market-related risk.
The goal of this Fund is dual:  to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital through the minimization of volatility based risk.
Historical Returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2011	0.91%	0.45%	1.61%										2.99%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.54%	5.24%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.40%	2.00%	1.30%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.61%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.70%	1.90%	1.20%	4.55%
2004	0.00%	0.00%	0.00%	0.00%	-0.40%	0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.00%
Growth of Initial $1,000								Risk vs. Return

Trailing Period Return	Distribution of Returns

						Since
	1 month	YTD	1-year	3-year	5-year	Inception
The Merger Fund VL	1.61%	2.99%	6.26%	8.62%	7.21%	7.68%
S&P 500 TR	0.04%	5.92%	15.64%	2.35%	2.62%	4.75%
Barclays Agg. Bond	0.06%	0.43%	5.14%	5.31%	6.03%	5.24%

Statistical Analysis

								Max		Percent
	Compound	Standard	Sharpe				Max	Drawdown	Months to	Profitable
	ROR	Deviation	Ratio	Alpha	Beta	R Squared	Drawdown	Length	Recover	Periods
The Merger Fund VL	7.68%	5.40%	1.38	0.07	0.19	0.31	-7.22%	11	4	81.93%
S&P 500 TR	4.75%	15.65%	0.38	0.00	1.00	1.00	-50.95%	16	-	67.47%
Barclays Agg. Bond	5.24%	3.43%	1.50	0.05	0.02	0.01	-3.82%	7	2	68.67%

Past Performance is not indicative of future results.

The performance figures shown above represent past performance and do not guarantee future results. The Fund’s share price and return will vary, and investors may have a gain or loss upon redemption of their shares. Current performance may be lower or higher than the performance figures shown above. Discrepancy between totals and sum of individual months are due to rounding. Current month-end performance is available by calling (800) 343-8959.  The Merger Fund VL’s shares are offered only to certain insurance-company account holders.  Before investing in The Merger Fund VL, consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, contact a participating insurance company. Please read it carefully.

Definitions: The S&P 500 TR is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general and reflects the reinvestment of dividends. The Barclays  Aggregate Bond Index is an intermediate term index comprised of investment grade bonds.  Indices are unavailble for direct investment. Beta measures the volatility of the Fund, as compared to that of the overall market. The market’s beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; Sharpe Ratio measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable. Standard Deviation is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment.

For more information please call (800) 343-8959